UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
>

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated October 29, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

September 2015 Quarter |
Sibanye Gold Trading Statement and Operating Update | 1
A PROUDLY SOUTH AFRICAN MINING COMPANY
WESTONARIA 29 October 2015: Sibanye Gold Limited (“Sibanye” or the “Group”) (JSE: SGL & NYSE: SBGL) is pleased to present a trading statement and operational update for the quarter ended 30 September 2015. Detailed financial and operating results are provided on a six-monthly basis i.e. at the end of June and December.
TRADING STATEMENT:
Shareholders are advised that Sibanye has a reasonable amount of certainty that its earnings per share (2014: 186 cents per share) and headline earnings per share (2014: 170 cents per share) for the year ending 31 December 2015 to be more than 20% (149 cents per share or 136 cents per share respectively) lower than for the corresponding period in 2014, as previously reported. The financial information on which this trading statement is based has not been reviewed or reported on by Sibanye’s auditors. A further trading statement with a more definitive range will be released in due course.
United States Dollars
Key Statistics
South African Rand
Quarter ended
Quarter ended
Sept
2014
June
2015
Sept
2015
Sept
2015
June
2015
Sept
2014
424.7
398.5
410.6   000’oz
Gold produced
kg
12,772
12,396
13,210
5,051
4,867
5,104   000ton
Ore milled
000ton
5,104
4,867
5,051
1,283
1,193
1,126   $/oz
Revenue
R/kg
470,349
462,891
442,255
75
70
67   $/ton
Operating cost
R/ton
865
846
803
166.6
135.4
123.9   $m
Operating profit
Rm
1,592.6
1,621.6
1,784.7
31
28
27%
Operating margin
%
27
28
31
908
866
835   $/oz
Total cash cost
R/kg
348,857
335,883
312,922
78.5
69.3
67.3   $m
Capital expenditure
Rm
872.9
836.0
840.3
1,116
1,054
1,007   $/oz
All-in sustaining cost
R/kg
420,811
409,027
384,777
13
12
11%
AISC margin
%
11
12
13
Stock data for the 3 months ended 30 September 2015
Number of shares in issue
JSE Limited – (SGL)
– at end of September 2015
914,841,898
Price range per ordinary share
ZAR13.66 to ZAR20.78
– weighted average
914,323,677
Average daily volume
3,200,103
Free Float
100%
NYSE – (SBGL); one ADR represents four ordinary shares
ADR Ratio
1:4
Price range per ADR
US$4.21 to US$6.80
Bloomberg/Reuters
SGLS / SGLJ.J
Average daily volume
1,330,246
STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD
Overview and update for the quarter ended 30 September 2015 compared with the quarter ended 30 September 2014
Operating summary
Sibanye’s gold operations have largely recovered from the operational challenges experienced during the March 2015 quarter. Production from the Beatrix and Cooke Operations improved significantly relative to production for the comparable period in 2014, driven largely by a planned increase in volumes mined and milled. Gold production from the surface operations increased by 13%, driven primarily by new sources of higher grade material and higher volumes processed at Driefontein. Two fires at Kloof hampered the removal of high grade ore from underground however, resulting in a lower mine call factor (“MCF”) and a 17% decline in the underground yield, with production at Driefontein impacted by seismicity and illegal industrial action during the quarter. As a result, Group gold production of 12,772kg (410,600oz) for the
September 2015 quarter was 3% lower than for the comparable period in 2014, but 3% higher than that achieved in the
June 2015 quarter.
The average rand gold price received for the September 2015 quarter increased by 6% to R470,349/kg due to a 21%
depreciation of the rand against the US dollar year-on-year, to an average of R13.00/US$ for the September 2015 quarter.
This was despite a 12% year-on-year decline in the average dollar gold price to US$1,126/oz. Healthy margins were maintained, notwithstanding the impact of higher electricity tariffs, resulting in above inflation electricity costs, and provisions for the increased wages. Operating profit for the period amounted to R1.6 billion (US$124 million).
Total cash cost of R348,857/kg and the All-in sustaining cost (“AISC”)of R420,811/kg increased by 11% and 9%, respectively, but in dollar terms remained globally competitive, with Total cash cost 8% lower at US$835/oz and AISC 10% lower at
US$1,007/oz.

2 | Sibanye Gold Trading Statement and Operating Update
   | September 2015 Quarter
Capital expenditure of R873 million (US$67 million) was 4% higher than for the September 2014 quarter. The increase was due to increased ore reserve development (“ORD”) and project capital expenditure, mainly at Burnstone. This was partly offset by sustaining capex at Driefontein and Kloof, reducing predominantly due to the completion of the CIL tank refurbishment at Driefontein (R46 million) and other upgrades (R21 million), which reached completion during 2014.
Safety
On a progressive basis for 2015, the Fatal Injury Frequency Rate (“FIFR”) declined to 0.06 (per million man hours worked), a
54% improvement compared with the same period in 2014 and the best safety performance ever produced by these assets. The FIFR for the September quarter improved further to 0.04, but reflected a regrettable fatality which occurred at the Kloof operation during August. The Sibanye board extends its deepest condolences to the family and colleagues of
Sejakgomo Mokhali. Management remains determined and committed to its zero harm policy. It was pleasing to note that
Sibanye as a group achieved one million fatality free shifts on 19 September 2015 and two million fatality free shifts on
27 October 2015.
Wage negotiations
On 22 October 2015, Sibanye signed a three year wage agreement with the National Union of Mineworkers (“NUM”), UASA and Solidarity. The offer by Sibanye was originally conditional on acceptance by all unions, however, the Association of
Mineworkers and Construction Union (“AMCU”) rejected, and continued to reject, all offers made. Many of our employees were in favour of accepting the offer and in order not to prejudice them, or those employees belonging to NUM, UASA and
Solidarity a decision was taken to implement the wage agreement to all employees in the bargaining unit at Sibanye. The offer was one that can ensure sustainable operations without putting jobs at risk. No other agreement will now be considered. The basic terms of the agreement are as follows:
·Category 4-8 employees and B-lower officials will receive an increase of R675 per month in year 1, R700 per month in year 2 and R725 per month in year 3, as well as a R100 per month increase in living-out allowance in year 1. This represents an increase of 12% in year 1, 11% in year 2 and 10% in year 3.
·Miners, Artisans and Officials, an increase of 6% on standard rate of pay in year 1, and 6% or CPI (whichever is the greater) in years 2 and 3.
Further detail on the wage agreements is available at: www.goldwagenegotiations.co.za.
Corporate activity
We have previously indicated our intent to pursue acquisitions in the Platinum sector in South Africa and during the quarter a number of significant strategic acquisitions were announced, which will enhance our ability to pay shareholders sustainable, industry leading dividends, and consistent with our vision, will ensure that we continue to create superior value for all of our stakeholders.
On 9 September 2015, we announced that an agreement had been reached with Anglo American Platinum to acquire its
Rustenburg operations. The Rustenburg operations offer an attractively priced and defensively structured entry into the
PGM sector and significant leverage to the price cycle. The location of the Rustenburg operations in the middle of the western limb of the bushveld complex, offers significant strategic options for the realisation of value with neighboring operations. On 6 October 2015 a bid to acquire Aquarius Platinum, a low cost producer adjacent to the Rustenburg operations and with a joint venture operation in Zimbabwe, was announced. The Aquarius board accepted the cash offer and has recommended it to its shareholders. The successful conclusion of both of these transactions would consolidated
Sibanye’s position as the world’s fifth largest global PGM producer and allow significant synergies between the Rustenburg operations and Aquarius’ Kroondal mine to be realised. Cost and production synergies with an estimated value of around
R800 million per annum are likely to be realised within four years of concluding the transactions. Both of these acquisitions are subject to shareholder and regulatory approvals.
Both of these acquisitions are expected to be completed during 2016, for more detail refer our website –
www.sibanyegold.co.za
.
Outlook
Despite the solid and continuing operational recovery after the March 2015 quarter, particularly at Beatrix and Cooke, various operational disruptions and distractions related to the on-going wage negotiations have continued to impede a full recovery at Kloof, and to a lesser extent, Driefontein. Operating trends continued to improve during the September 2015 quarter, but even with a further forecast improvement for the December 2015 quarter, it is unlikely that we will claw back production that was lost during the March 2015 quarter. As such, we are downgrading guidance for the year.
Gold production is forecast to be between 4% and 6% lower than original guidance. Guidance is now between 47 tons
(1.51 Moz) and 48 tons (1.54 Moz). At these production levels, Total cash cost is forecast at between R350,000/kg and
R360,000/kg and AISC at between R425,000/kg and R435,000/kg. Costs in dollar terms remain largely unchanged due to the weaker rand/dollar exchange rate which is forecast at an average R12.50/US$ for 2015. Total cash cost is forecast at between US$870/oz and US$895/oz and AISC between US$1,060/oz and US$1,085/oz.
29 October 2015
N. Froneman
Chief Executive Officer

SALIENT FEATURE AND COST BENCHMARKS
3 | Sibanye Gold Trading Statement and Operating Update
      | September 2015 Quarter
Salient features and cost benchmarks for the quarters ended 30 September 2015,
30 June 2015 and 30 September 2014
Total
Driefontein
Kloof
Beatrix
Cooke
Group
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground
Surface
Operating results
Tons milled/treated
000’ton
Sept 2015
5,104
2,339
2,765
632
873
500
495
780
344
427
1,053
June 2015 4,867 2,151 2,716 614 791 503 503 700 369 334 1,053
Sept 2014 5,051 2,228 2,823 697 732 495 573 657 438 379 1,080
Yield g/t
Sept 2015
2.50
4.96
0.43
6.44
0.61
6.34
0.64
3.50
0.34
3.82
0.20
June 2015 2.55 5.25 0.41 6.35 0.54 7.14 0.60 3.66 0.38 3.72 0.23
Sept 2014 2.62 5.46 0.37 6.40 0.44 7.68 0.54 3.74 0.39 3.76 0.22
Gold produced/sold kg
Sept 2015
12,772
11,596
1,176
4,069
532
3,168
319
2,729
117
1,630
208
June 2015 12,396 11,291 1,105 3,901 426 3,589 300 2,559 142 1,242 237
Sept 2014 13,210 12,173 1,037 4,464 323 3,800 308 2,454 170 1,455 236
000’oz
Sept 2015
410.6
372.8
37.8
130.8
17.1
101.9
10.2
87.7
3.8
52.4
6.7
June 2015 398.5 363.0 35.5 125.4 13.7 115.4 9.6 82.3 4.6 39.9 7.6
Sept 2014 424.7 391.4 33.3 143.5 10.4 122.2 9.9 78.9 5.5 46.8 7.6
Operating cost R/ton
Sept 2015
865
1,729
134
1,995
173
2,383
163
1,098
150
1,720
83
June 2015 846 1,746 133 1,962 168 2,247 162 1,137 145 1,872 88
Sept 2014 803 1,652 133 1,684 178 2,186 186 1,201 83 1,668 99
Total cash cost R/kg
Sept 2015
348,857
313,497
363,650
325,615
446,028
June 2015 335,883 315,969 313,860 318,067 484,652
Sept 2014 312,922 279,110 296,860 318,407 439,030
US$/oz
Sept 2015
835
750
869
779
1,067
June 2015 866 814 809 819 1,249
Sept 2014 908 810 861 924 1,274
Operating margin %
Sept 2015
27
26
32
34
39
20
46
34
6
5
4
June 2015 28 28 29 33 32 32 41 33 18 (7) 14
Sept 2014 31 32 17 41 9 36 22 27 51 0 7
All-in sustaining cost R/kg
Sept 2015
420,811
379,331
449,297
384,364
501,741
June 2015 409,027 376,011 391,309 386,486 563,218
Sept 2014 384,777 353,499 378,311 379,878 497,575
US$/oz
Sept 2015
1,007
908
1,075
920
1,200
June 2015 1,054 969 1,008 996 1,451
Sept 2014 1,116 1,026 1,098 1,102 1,444
All-in cost
R/kg
Sept 2015
429,565
379,744
455,635
384,364
502,992
June 2015 415,836 376,959 391,797 386,486 565,720
Sept 2014 392,339 353,499 378,311 379,878 497,575
US$/oz
Sept 2015
1,028
909
1,090
920
1,203
June 2015 1,071 971 1,009 996 1,458
Sept 2014 1,138 1,026 1,098 1,102 1,444
All-in cost margin %
Sept 2015
9
19
3
19
(7)
June 2015 10 18 15 16 (21)
Sept 2014 11 20 15 14 (13)
-Ore reserve development R’mil
Sept 2015
625.6
203.8
231.5
135.2
55.1
June 2015 568.5 170.6 203.6 134.3 60.0
Sept 2014 564.1 172.2 223.5 115.0 53.4
-Sustaining capital R’mil
Sept 2015
137.7
66.4
41.6
13.4
16.3
June 2015 185.9 55.5 72.1 32.1 26.2
Sept 2014 245.7 131.0 66.8 15.9 32.0
-Corporate and project
Sept 2015
109.6
1.9
22.1
-
2.3
June 2015 81.6 4.1 1.9 - 3.7
Sept 2014 30.5 - - - -
Total capital expenditure*
R’mil
Sept 2015
872.9
272.1
295.2
148.6
73.7
June 2015 836.0 230.2 277.6 166.4 89.9
Sept 2014 840.3 303.2 290.3 130.9 85.4
Total capital
US$’mil
Sept 2015
67.3
21.2
22.7
11.4
5.6
expenditure*
June 2015 69.3 19.1 23.0 13.8 7.5
Sept 2014 78.5 28.3 27.1 12.2 8.0
Average exchange rates for the quarters ended 30 September 2015, 30 June 2015 and 30 September 2014 were R13.00/US$, R12.07/US$ and R10.72/US$, respectively.
* Included in the Corporate and project capital expenditure of R83.3 million (US$6.4million), R71.9 million (US$5.9 million) and R30.5 million (US$2.9 million) for the quarters ended
30 September 2015, 30 June 2015 and 30 September 2014, respectively, is the capitalised costs at Burnstone of R81.3 million (US$6.3 million), R65.2 million (US$5.4 million) and
R25.0 million (US$2.3 million).

REVIEW OF OPERATIONS
September 2015 Quarter |
  Sibanye Gold Trading Statement and Operating Update | 4
Quarter ended 30 September 2015 compared with
the quarter ended 30 September 2014
Underground operations
Driefontein
Gold production of 4,069kg (130,800oz) was 9% lower than
for the comparable quarter in 2014. Ore milled of 632,000
tons was 9% lower mainly due to seismicity, which resulted in a large number of unplanned crew moves during the
quarter. Positively, despite an 8% decline in average stoping values as per the mining plan, the yield was flat at 6.44g/t due to a 7% increase in the MCF to 89%.
As previously reported, a decrease in development was
planned for 2015. Main development decreased by 14% to
4,193 metres and main on-reef development of 974 metres
decreased by 22%. However, average values increased by
8% to 1,465cm.g/t from 1,359cm.g/t year-on-year.
Operating costs increased by 7% to R1,261 million
(US$97 million). This was largely due to a provision for the annual wage increases and above inflation electricity
tariffs.
As a result of the operational disruptions and lower gold
production, operating profit decreased by 18% to R655
million (US$50 million). The operating margin decreased to
34% from 41%.
Capital expenditure increased by 8% to R270 million
(US$21 million) due to an increase in capitalised ORD.
Capital expenditure during the September 2015 quarter was
predominantly spent on stabilisation of the shaft barrel at Ya
Rona shaft, 38 level refrigeration and cooling plant at Ya
Rona shaft, and community development (“SLP”) projects.
Kloof
Gold production decreased by 17% to 3,168kg (101,900oz)
compared with the quarter ended 30 September 2014, due
to an 18% decline in the MCF to 72%. The average mined
grades remained consistent with the comparable reporting
period. The reduced MCF was primarily due to
accumulations that resulted from two underground fires.
The MCF is forecast to recover during the December 2015
quarter.
Ore milled increased marginally to 500,000 tons,
underpinned by a 4% increase in square metres mined.
Underground unit costs increased by 9% to R2,383/ton.
As planned, main development decreased by 4% to 4,466
metres. On-reef development increased by 20% to 1,159
metres and the average development value increased by
32% to 1,892cm.g/t from 1,435cm.g/t.
Operating costs increased by 10% to R1,192 million
(US$92 million), primarily due to the provision for the annual wage increases and above inflation increases in electricity
costs.
As a result of the lower production and increase in costs,
operating profit halved to R295 million (US$23 million), with the operating margin decreasing from 36% to 20%.
Capital expenditure was comparable at R292 million
(US$22 million). The majority of expenditure was on ORD,
electrical and winder upgrades and growth projects – the
West Rand Tailing Retreatment Project and the 4 shaft
below infrastructure project.
Beatrix
Beatrix recorded a solid operating result for the quarter
ended 30 September 2015. Gold production increased by
11% to 2,729kg (87,700oz) mostly due to higher volumes
mined at Beatrix North. A 19% increase in ore milled, to
780,000 tons, was partly offset by a 6% decline in the
average yield to 3.50g/t. The lower yield was largely due to a decrease in mining grades and lower volumes from the
higher grade Beatrix West section. Unit costs were 9% lower
at R1,098/ton.
Main, capital development increased by 22% to 5,957
metres and main on-reef development increased by 11% to
1,936 metres. The average development value increased
by 3% to 1,073cm.g/t from 1,043cm.g/t.
Operating costs increased by 9% year-on-year to
R857 million (US$66 million), mainly due to the provision for the annual wage increase and the above inflation
electricity increase together with the increase in on-reef
development.
Operating profit of R431 million (US$33 million) was 47%
higher as a result of the increase in gold production and the higher gold price received, partly offset by the increase in operating costs. The operating margin increased to 34%
from 27%.
Capital expenditure increased by 13% to R148 million
(US$11 million) mainly due to the increase in ORD.
Cooke
Gold production increased by 12% to 1,630kg (52,400oz) as
a result of a planned increase in volumes. Yields however
remained below plan at 3.82g/t, due to delays in extracting
the higher grade pillars as a result of the late commissioning of the new grout plant at Cooke 1 shaft. The grout plant
was successfully commissioned in September 2015.
Ore milled increased by 13% to 427,000 tons underpinned
by an 11% increase in square metres. Volumes are
expected to increase further from Cooke 4 and higher
grade areas at Cooke 1 and 2 during the December 2015
quarter.
As planned, main development decreased by 14% to 3,173
metres. Non-priority prospect development has been
delayed until required. A seismic event in the shaft pillar at
Cooke 4 continues to negatively impact on flexibility and
necessitated changes to the development layout.
Cooke recorded a unit cost of R1,720/ton for the period
under review which is 3% higher than the comparable
period in 2014.
Operating costs increased by 16% to R734 million
(US$56 million) due to the increase in volumes mined and
processed, annual wage increases and above inflation
increases in the electricity tariffs.
The operating profit of R37 million (US$3 million) compares
favorably with a R2 million operating loss for the
comparable period in 2014. The operating margin
increased to 5% from 0% in 2014.

REVIEW OF OPERATIONS
September 2015 Quarter |
  Sibanye Gold Trading Statement and Operating Update | 5
Capital expenditure of R73 million (US$6 million) was mainly spent on ORD, technical upgrades and SLP projects.
Surface operations
Driefontein
Higher grades and volumes processed from surface rock
dump (“SRD”) material at Driefontein resulted in gold
production increasing by 65% to 532kg (17,100oz).
Throughput increased by 19% to 873,000 tons following a
decision to utilize spare capacity at the Driefontein 1 plant to process SRD material. The yield increased to 0.61g/t from
0.44g/t due to newly identified SRD sources.
Operating costs increased by 16% to R151 million
(US$12 million) due to the increase in volumes processed,
the provision for annual wage increases and the provision
for increased electricity tariffs.However, the unit cost
decreased by 3% to R173/ton as a result of the increase in
SRD volumes processed and efficiency gains due to the
process at the front end of the plant being redesigned.
Operating profit increased six-fold to R98 million
(US$8 million) due to higher gold production and the higher
gold price.
Capital expenditure at R2 million compares with R54 million
spent for the comparable period in 2014, mostly on the CIL
plant upgrade.
Kloof
Gold production increased by 4% to 319kg (10,200oz),
mostly due to a 20% increase in SRD grades, which is
consistent with the previous two quarters.
Throughout decreased by 14% to 495,000 tons as surface
volumes were displaced by increased volume from
underground. Unit costs decreased by 12% to R163/ton.
Operating costs decreased by 24% to R81 million
(US$6 million) mainly due to the mothballing of the failed
Python plant in the quarter ended 30 September 2014, and
a decrease in stores and ore transport costs.
The surface operations contributed R69 million (US$5 million), double that of the September quarter 2014. The operating
margin increased to 46% from 22%.
Capital expenditure decreased marginally to R3 million
(US$ million), due to a decrease in purchases of critical
spares for Kloof 1 plant.
Beatrix
Gold production was 31% lower at 117kg (3,800oz) due to
lower SRD grades and lower volumes. Lower grade surface
sources were displaced by higher grade underground
sources.
As such throughput decreased by 22% to 344,000 tons, at a
yield of 0.34g/t, compared with 0.39g/t for the comparable
period in 2014.
Operating costs increased to R52 million (US$4 million) at a unit cost of R150/ton. Despite the lower volumes, surface
operations contributed R3 million to operating profit.
Capital expenditure amounted to R1 million, which was
similar to last year.
Cooke
Gold production decreased by 12% to 208kg (6,700oz) for
the quarter ended 30 September 2015, due to a 12%
decrease in yields and lower throughput. Selective mining
initiatives have been implemented to increase the mining
grade.
Throughput decreased by 3% to 1,053,000 tons. Unit costs
decreased by 16% to R83/ton and are expected to remain
at these levels going forward.
Operating costs decreased by 19% to R87 million
(US$7 million) due to improved operating efficiencies. The
yields of 0.20g/t was slightly lower than previous quarters.
The surface operations contributed R3 million to operating
profit. The operating margin decreased from 7% to 4% as a
result of the slightly decrease in volumes and grade.
Capital expenditure of R1 million was largely spent on
technical projects.

DEVELOPMENT RESULTS
September 2015 Quarter |
  Sibanye Gold Trading Statement and Operating Update | 6
Development values represent the evaluation results and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
Driefontein
Quarter ended
30 Sept 2015
Quarter ended
30 June 2015
Nine months to
30 Sept 2015
Reef
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Advanced
(m)
1,659
1,044
1,490
1,808
928
1,277
5,162
2,851
3,797
Advanced on reef
(m)
482
187
305
363
237
146
1,319
631
552
Channel width
(cm)
95
73
52
68
66
45
92
68
59
Average value
(g/t)
17.0
9.3
32.9
23.9
12.5
59.2
18.6
11.1
33.7
  (cm.g/t)
1,613
682
1,711
1,622
820
2,681
1,711
758
1,977
Kloof
Quarter ended
30 Sept 2015
Quarter ended
30 June 2015
Nine months to
30 Sept 2015
Reef
VCR
Kloof
Main Libanon
VCR
Kloof
Main Libanon
VCR
Kloof
Main Libanon
Advanced
(m)
2,844
693
857
72
2,850
431
953
332
8,772
1,733
2,578
705
Advanced on reef
(m)
718
223
195
23
626
188
148
99
1,928
610
452
313
Channel width
(cm)
109
153
113
105
113
86
145
149
112
121
115
165
Average value
(g/t)
23.3
5.5
7.4
5.9
22.2
13.6
8.3
2.1
22.4
8.0
8.0
2.2
  (cm.g/t)
2,545
834
833
621
2,505
1,171
1,205
306
2,521
970
922
357
Beatrix
Quarter ended
30 Sept 2015
Quarter ended
30 June 2015
Nine months to
30 Sept 2015
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced
(m)
4,517
1,440
4,528
1,152
12,604
3,660
Advanced on reef
(m)
1,607
329
1,290
254
3,876
823
Channel width
(cm)
147
125
136
127
137
116
Average value
(g/t)
6.9
10.7
7.5
8.8
7.6
12.4
  (cm.g/t)
1,019
1,337
1,025
1,113
1,044
1,439
Cooke
Quarter ended
30 Sept 2015
Quarter ended
30 June 2015
Nine months to
30 Sept 2015
Reef
VCR
Elsburg
Reefs
Elsburg
Massive
Kimberly
Reefs
VCR
Elsburg
Reefs
Elsburg
Massive
Kimberly
Reefs
VCR
Elsburg
Reefs
Elsburg
Massive
Kimberl
y Reefs
Advanced
(m)
566
2,138
135
334
617
2,597
20
258
1,845
7,386
155
881
Advanced on reef
(m)
302
929
108
174
486
795
12
117
1,117
2,728
120
471
Channel width
(cm)
95
137
162
78
75
97
240
112
95
125
170
85
Average value
(g/t)
6.8
7.3
10.0
7.9
9.8
6.6
5.0
4.7
7.7
7.5
9.3
8.1
  (cm.g/t)
645
1,004
1,623
617
738
637
1,200
522
790
932
1,580
686

ADMINISTRATION AND CORPORATE INFORMATION
September 2015 Quarter |
  Sibanye Gold Trading Statement and Operating Update | 7
Investor Enquiries
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9656
james.wellsted@sibanyegold.co.za
Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za
Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa
Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951
Listings
JSE : SGL
NYSE : SBGL
Website
www.sibanyegold.co.za
Directors
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Jiyu Yuan#
Susan van der Merwe*
Jerry Vilakazi*
*Independent Non-Executive
#Non-Executive
JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)
American Depository
Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com
Office of the United Kingdom
Secretaries
London
St James’s Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus network
extras, lines are open 8.30am – 5pm
Mon-Fri] or
[from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Transfer Secretaries
South Africa
Computershare Investor Services
Proprietary Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US Securities
Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as existing operations; the success of Sibanye’s business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium; the occurrence of hazards associated with underground and surface gold,
PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues;
power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans’ in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: October 29, 2015
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer